SUB-ITEM 77D


Effective May 31, 2002, the Fund's investment policy was changed to reflect a change in law, as follows: Under normal market conditions, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of European issuers. European issuers are companies (1) whose principal trading market is in any European country, provided that, alone or on a consolidated basis, they derive 50% or more of their annual revenue from either goods produced, sales made or services performed in European markets, or which have at least 50% of their assets situated in one or more European markets; (2) that are organized under the laws of, and with a principal office in, a European country; or (3) the principal securities trading market for which is in a European market.
The Fund no longer has a policy of investing, under normal market conditions, at least 65% of assets in equity securities of companies located in or conducting a majority of their business in Western Europe or companies whose securities trade primarily in Western European markets. The Fund may invest up to 20% of its net assets in debt securities.
The Fund's 80% investment policy is non-fundamental and may be changed by the Board of Directors to become effective upon at least 60 days' notice to shareholders prior to any such change.